SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
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                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)

                               SECURED INCOME L.P.
                            (Name of Subject Company)

                               SECURED INCOME L.P.
                      (Name of Person(s) Filing Statement)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                    813901105
                      (CUSIP Number of Class of Securities)

                          -----------------------------

                                 GINA S. SCOTTI
                          SECRETARY OF GENERAL PARTNER
                               SECURED INCOME L.P.
                    C/O WILDER RICHMAN RESOURCES CORPORATION
                             599 WEST PUTNAM AVENUE
                               GREENWICH, CT 06830
                                 (203) 869-0900
                  (Name, Address and Telephone Number of Person
          Authorized to Receive Notice and Communications on Behalf of
                         the Person(s) Filing Statement)

                                   Copies to:

                             Abbe L. Dienstag, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                                  212-715-9100

                          ----------------------------

                  This Amendment No. 1 amends and supplements the solicitation/ recommendation statement on Schedule 14D-9 filed by Secured Income L.P. with the Securities and Exchange Commission on June 26, 2000, in relation to an offer (the "Offer") by West Putnam Housing Investors II, LLC (the "Purchaser"), to purchase up to 451,235 of the outstanding Units at a purchase price (the "Offer Price") of $15.75 per Unit, net to the seller in cash, subject to reduction as provided therein, without interest, upon the terms and subject to the conditions set forth in an Offer to Purchase dated June 26, 2000 (the "Offer to Purchase").

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

                  Item 4 is hereby amended and supplemented to add the following after the last paragraph under the heading "Partnership Business and Prospects; Partnership Distribution."

         Liquidation of the Partnership

         The Partnership continues to have as its ultimate objective the sale or liquidation of its interests in the Columbia and Carrollton Partnerships in which the Partnership is invested, the distribution of the proceeds of sale or liquidation to the Unit Holders, and the liquidation of the Partnership. As disclosed in Section 9 of the Offer to Purchase, "Certain Information Concerning the Partnership," management of the Partnership did not believe that a sale or liquidation of the Partnership's interest in the Columbia Partnership was economically practical until the Westmont property owned by the Columbia Partnership had been refinanced, because of the covenants and conditions imposed by the prior mortgage on the property. Also, because of the small size of the Fieldpointe property owned by the Carrolton Partnership, management did not believe that it was sensible to liquidate the Partnership's interest in Fieldpointe independently of the liquidation of the interest in Westmont. The refinancing of the Westmont property has now been accomplished, and the Partnership intends to distribute a portion of the proceeds of the refinancing to the Unit Holders, as discussed under "Partnership Business and Prospects; Partnership Distribution" in this Item 4.

         As noted under "Partnership Business and Prospects; Partnership Distribution" in this Item 4, management of the Partnership intends to explore a process to market the Westmont in the near future, but even if an acceptable offer to purchase this property were received, there is a reasonable likelihood that the actual closing of the sale and liquidation of the Partnership would not occur for at least fifteen months. Factors that could affect the timing in which the General Partners would seek to liquidate the Partnership's investment in one or both of operating partnerships include cash flow and other aspects of the financial condition of such operating partnerships, the ability to refinance or otherwise modify the terms of the existing mortgage financing for the properties that such operating partnerships own, tax considerations, and general conditions in the real estate and capital markets. The General Partners' receipt of management fees payable by the Partnership would not be a factor in the timing of any liquidation of the Partnership's investments. The Partnership can provide no assurance that its management will undertake an exploratory process to sell any property in which it is indirectly invested, that any such property will be sold, or that the Partnership will be liquidated during any particular time frame.

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

         Management of the Partnership does not believe that the Offer will impede or interfere with a process of seeking the sale or liquidation of the Partnership's interests in the Columbia and Carrollton Partnerships and the subsequent liquidation of the Partnership. Unit Holders should be aware, however, that the Purchaser is making the Offer because it believes that over the long term the Units may be worth more than the offer price and that the long term value of the Units may be greater than the value that the Partnership would realize if it liquidated at the present time. Management of the Partnership believes that it is not possible to liquidate at the current time because of the time required to liquidate the Partnership's interests in the Columbia and Carrollton Partnerships. In particular, because of the recent refinancing of the Westmont property, the Partnership is currently constrained from disposing of the Westmont property. Thus, although the Partnership intends to preliminarily explore possibilities for disposing of the Westmont property, the Partnership does not believe that the Westmont property can currently be disposed of as part of a plan to liquidate the Partnership.

         If the Partnership were to liquidate currently, the Purchaser would not have the opportunity to purchase Units at what it considers an attractive price and potentially to realize a profit on its purchase at a later time. A conflict may therefore exist between the economic interest of the Affiliated General Partners, as affiliates of the Purchaser, in the success of the Offer and the interest which Unit Holders may have in pursuing a liquidation of the Partnership as soon as practicable at a price per Unit in excess of the Offer Price.

         The Partnership's Limited Partnership Agreement allows Unit Holders to vote to dissolve the Partnership without the consent of its General Partners. Although the General Partners intend to pursue the liquidation of the Partnership as noted above, the Purchaser, if successful in obtaining a majority of outstanding Units in the Offer, could prevent other Unit Holders from dissolving the Partnership if the General Partners and the Purchaser opposed such action at any given time.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 21, 2000

                                       SECURED INCOME L.P.

                                       By:  Wilder Richman Resources Corporation
                                            General Partner


                                       By: /s/ Richard P. Richman
                                          -------------------------------------
                                          Name:  Richard P. Richman
                                          Title: President


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